Filed Pursuant to Rule 433

Registration No. 333-236683

March 14, 2024

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TÜRKIYE

EUR 2,000,000,000 5.875% NOTES DUE MAY 21, 2030

ISSUER:	The Republic of Türkiye

SECURITIES:	5.875% Notes due May 21, 2030

PRICING DATE:	March 14, 2024

ISSUE FORMAT:	Global (SEC Registered)

ISSUE SIZE:	EUR 2,000,000,000

PRICE TO PUBLIC:	98.715%

TOTAL FEES:	EUR 1,400,000 (0.070%)

NET PROCEEDS TO ISSUER:	EUR 1,972,900,000

YIELD TO MATURITY:	6.125% per annum

COUPON:	5.875% per annum, payable annually on an Actual/Actual basis

MATURITY DATE:	May 21, 2030

SPREAD TO MID-SWAP:	340.5bps

MID-SWAP RATE:	2.720%

SPREAD TO BENCHMARK:	375.2bps

BENCHMARK BOND:	DBR 0.000% due February 15, 2030

BENCHMARK BOND YIELD:	2.373%

DENOMINATIONS:	EUR100,000 / EUR1,000

INTEREST PAYMENT DATES:	Annually on May 21, beginning with a long first coupon on May 21, 2025

ISIN / COMMON CODE:	XS2790222116 / 279022211

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

GOVERNING LAW	New York Law

LEAD-MANAGERS/BOOKRUNNERS:	Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities plc Société Générale

SETTLEMENT DATE:	March 21, 2024 (T+5) through the book-entry facilities of The Euroclear Bank S.A./N.V. or Clearstream Banking Luxembourg, S.A.

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll free Deutsche Bank at +49 (69) 910 30725, HSBC Bank plc at +1-866-811-8049, J.P. Morgan Securities plc at +1-866-803-9204 or +44-20-7777-2000, or Société Générale toll free at 1-855-881-2108.

The preliminary prospectus supplement relating to the Notes is available under the following link: https://www.sec.gov/Archives/edgar/data/869687/000119312524067619/d791873d424b5.htm

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